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CUSIP NO.  879102 10 1                 13G                    PAGE 1 OF 4 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)
                            (Amendment No. ________)(1)

                                 TEKGRAF, INC.
                 ---------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                  879102 10 1
                 ---------------------------------------------
                                 (CUSIP Number)

                                 August 31, 2001
                 ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /     Rule 13d-1(b)
        / /     Rule 13d-1(c)
        /X/     Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 4 Pages
No Exhibit Index

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CUSIP NO.  879102 10 1                 13G                    PAGE 2 OF 4 PAGES
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark C. Lewis

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  / /
                                                                 (b)  / /


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3        SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
            NUMBER OF               5      SOLE VOTING POWER

              SHARES                       309,000
                                    -------------------------------------------
           BENEFICIALLY             6      SHARED VOTING POWER

             OWNED BY                      0
                                    -------------------------------------------
               EACH                 7      SOLE DISPOSITIVE POWER

            REPORTING                      309,000
                                    -------------------------------------------
              PERSON                8      SHARED DISPOSITIVE POWER

               WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         309,000
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           / /

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.23%
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12       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING

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CUSIP NO.  879102 10 1                 13G                    PAGE 3 OF 4 PAGES
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ITEM 1.

(a)   Name of Issuer:                                      Tekgraf, Inc.
(b)   Address of Issuer's Principal Executive Offices:     980 Corporate Woods Parkway
                                                           Vernon Hills, Illinois 60061

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

           Mark C. Lewis
           577 Burning Tree Road
           Fullerton, CA 92833
           Citizenship:  U.S.A.

(d)    Title of Class of Securities: Common Stock, par value $0.01 per share.
(e)    CUSIP Number: 879102 10 1


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
         13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.

       If this Statement is filed pursuant to Rule 13d-1(c), check this box. / /


ITEM 4.  OWNERSHIP

(a) As of August 31, 2001, Mr. Lewis owned 299,000 shares of Common Stock of the Issuer and options to acquire 10,000 shares of Common Stock that were exercisable within 60 days.

(b) The 309,000 shares of Common Stock beneficially owned by Mr. Lewis represent 6.23% of all outstanding shares of Common Stock.

(c)      (i)      Mr. Lewis has sole power to vote or direct the vote of
                  309,000 shares of Common Stock.

         (ii) 10,000 of the shares of Common Stock beneficially owned by Mr. Lewis represent options to acquire Common Stock which are exercisable within 60 days but for which Mr. Lewis has no power to vote until such options are exercised.

         (iii) Mr. Lewis has sole power to dispose or direct the disposition of 309,000 shares of Common Stock.

         (iv)     Not Applicable.

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CUSIP NO.  879102 10 1                 13G                    PAGE 4 OF 4 PAGES
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


ITEM 10. CERTIFICATION

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                August 31, 2001
                                ------------------------------------
                                Date





                                By:      /s/ Mark C. Lewis
                                       --------------------------------
                                Name:    Mark C. Lewis
                                       ------------------------------